October 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem and Laura Nicholson

Re:	Crane NXT, Co.

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2024

File No. 001-01657

Dear Mr. Fullem and Ms. Nicholson:

Crane NXT, Co. (the “Company”) is in receipt of a letter dated October 10, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned filing (the “Proxy Statement”).

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers, captions (other than those in the Staff’s comments), sections and exhibits correspond to pages, captions, sections and exhibits in the Proxy Statement.

Comment: We note your statement in response to prior comment two that you will revise future proxy disclosure to provide a more detailed description of how Adjusted EPS, your Company-Selected Measure, is calculated from the Company’s audited financial statements, including by identifying special adjustments and noting whether such costs are one-time or recurring items. The amount disclosed in the Company-Selected Measure column of the pay versus performance table and related disclosure for each covered fiscal year should be calculated using the same method as used in the most recently completed fiscal year, and adjustments made to recurring items may not satisfy this requirement. Please ensure that your tabular and related data with respect to your Company-Selected Measure reflect this requirement.

Response: In calculating Adjusted EPS from the Company’s audited financial statements for purposes of its Company-Selected Measure, the Company has historically made special adjustments to account for extraordinary items. Such adjustments have not included recurring items. The Company uses a consistent methodology year-over-year for purposes of calculating Adjusted EPS as the Company-Selected Measure. The Company acknowledges the Staff’s comment and will revise future proxy disclosures to clarify the nature of such special adjustments.

950 Winter Street, 4th Floor North, Waltham, Massachusetts 02451

Please do not hesitate to contact me at (781) 755-6818 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Paul Igoe

Paul Igoe

Senior Vice President, General Counsel and Secretary

950 Winter Street, 4th Floor North, Waltham, Massachusetts 02451